Exhibit 99.3

G Medical Innovations Announces First Half 2022 Financial Results and Provides Business Update

Irvine, CA, Nov. 18, 2022 (GLOBE NEWSWIRE) -- G Medical Innovations Holdings Ltd. (Nasdaq: GMVD) (“G Medical” or the “Company”), an early commercial stage healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms, today announced its financial results and provided a business update for the six months ended June 30, 2022.

First Half 2022 Financial Results

During the six months period ended June 30, 2022, the Company performed over 100,000 tests which includes four types of diagnostic tests –Rapid Antigen, A/B Flu, PCR and Antibody; in connection with these tests, the Company expects to submit approximately $5 million in invoices related to COVID-19 for collection from payors. The Company reported total revenues for the six months period ended June 30, 2022 in the amount of approximately $2.2 million, which includes approximately $200,000 in recorded revenue from the COVID-19 tests performed during the period, compared with $2.9 million for the six months ended June 30, 2021.

●	Cash and cash equivalents as of June 30, 2022, were $1,509 thousand, compared to $6,034 thousand as of December 31, 2021. The decrease compared to December 31, 2021 mainly reflects cash used in operating activities and convertible debenture repayment, less proceeds received from the issuance of derivative liabilities during the six months ended June 30, 2022.

●	Research and development expenses for the six months ended June 30, 2022, were $1,189 thousand, representing an increase of $570 thousand compared to $619 thousand in the six months ended June 30, 2021. The increase is related to the products segment and is mainly related to the increase of salaries and related expenses in the amount of $350 thousand and an increase of $262 thousand in subcontractors.

●	Selling, general and administrative expenses for the six months ended June 30, 2022, were $14,475 thousand, representing an increase of $9,943 thousand compared to $4,532 thousand in the six months ended June 30, 2021. The increase related mainly to share based compensation expenses in the amount of $3,308 thousand, an increase in professional services expenses in the amount of $3,001 thousand, an increase in payroll and related expenses of $1,402 thousand, an increase of other general and administrative expenses of $1,323 thousand and an increase in capital issuance costs in the amount of $896 thousand.

●	Net loss for the six months ended June 30, 2022, was $13,287 thousand, or, after giving effect to the 35-for-1 reverse stock split approved by the Company’s shareholders on November 15, 2022, $25.31 per share, compared to $4,771 thousand, or, after giving effect to the reverse stock split, $17.85 per share, in the six months ended June 30, 2021. The increase in net loss was mainly attributed to an increase in cost of revenue, selling and general and administrative expenses related to the COVID-19 activity.

●	Net cash used in operating activities during the six months ended June 30, 2022, was $16,428 thousand, compared to $1,163 thousand during the six months ended June 30, 2021. The increase consists primarily of net loss less adjustments for share based compensation, revaluation of liability in respect of warrants and convertible notes and impairment of inventory.

“The Company expects growth in its patient monitoring business as well as in our new at-home test kits vertical as published earlier in October 2022” (for the 6-K click here), said Dr. Yacov Geva, Chief Executive Officer of G Medical.

Reverse Share Split

On November 15, 2022, at an extraordinary meeting of shareholders, the Company’s shareholders approved a 35-for-1 reverse stock split, among other items. Trading of the Company’s ordinary shares on the Nasdaq Capital Market on a Reverse Split-adjusted basis is expected to begin on November 21, 2022. The Company’s ordinary shares will continue to trade under ticker symbol “GMVD”. Trading of the Company’s warrants which are admitted to trade on the Nasdaq Capital Market are expected to begin trading on a Reverse Split-adjusted basis on November 21, 2022. These warrants will continue to trade under ticker symbol “GMVDW”.

About G Medical Innovations Holdings Ltd.

G Medical Innovations Holdings Ltd. is an early commercial stage healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease, pulmonary disease and diabetes. The Company’s current product lines consist of its Prizma medical device, a clinical grade device that can transform almost any smartphone into a medical monitoring device enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch; and 31 different at-home health tests kits. In addition, the Company is developing its Wireless Vital Signs Monitoring System, which is expected to provide full, continuous, and real time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it discusses its future financial performance. All statements other than statements of historical facts included in this press release regarding the Company’s strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to maintain access to sources of liquidity; the Company’s ability to successfully market its products and services; the Company’s expectation regarding government and third-party payors providing adequate coverage and reimbursement for the use of its products and services, including the Company’s COVID-19 and other related testing services; the acceptance of its products and services by customers; the Company’s continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other medical device and at-home test kit businesses; the Company’s ability to successfully develop new products and services; the Company’s success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; the Company’s ability to comply with applicable regulations; and the other risks and uncertainties described in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2022, and in any subsequent filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact

G Medical Innovations Holdings Ltd.

+972 8-958-4777

service@gmedinnovations.com